UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended September 30, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 0-18786

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PICO HOLDINGS, INC.
875 Prospect Street, Suite 301
La Jolla, California 92037

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of September 30, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2005	3

Notes to Financial Statements as of September 30, 2005 and 2004, and for the Year Ended September 30, 2005	4–6

SUPPLEMENTAL SCHEDULE—	7

Form 5500—Schedule H, Part IV Line 4i—Schedule of Assets (Held at End of Year) as of September 30, 2005	8

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	9

EXHIBIT INDEX	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust
Columbus, Ohio
We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) as of September 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended September 30, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Columbus, Ohio
March 27, 2006

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2005 AND 2004

	2005	2004
ASSETS

CASH AND CASH EQUIVALENTS	$5,104	$—

INVESTMENTS:
Mutual funds	5,884,842	$5,266,073
Common stock	1,955,972	975,475

Total investments	7,840,814	6,241,548

RECEIVABLES—
Employer’s profit sharing contributions	229,156	235,817

NET ASSETS AVAILABLE FOR BENEFITS	$8,075,074	$6,477,365

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

ADDITIONS:
Interest and dividends	$116,189
Net appreciation in fair value of investments	1,391,669
Contributions:
Employer	382,133
Participants	282,951
Rollover	64,181

Total additions	2,237,123

BENEFITS PAID TO PARTICIPANTS	639,414

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,597,709

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,477,365

End of year	$8,075,074

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2005 AND 2004, AND FOR THE YEAR ENDED SEPTEMBER 30, 2005
1.	DESCRIPTION OF PLAN

The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) profit-sharing plan covering eligible employees as defined in the Plan Agreement of PICO Holdings, Inc. (the “Plan Sponsor”). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and has been determined to be qualified for tax-exempt status by the Internal Revenue Service (“IRS”).

Contributions—Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, currently $14,000. The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor’s matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor’s Board of Directors.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, employer matching contributions, earnings as applicable, and allocations of (a) the Plan Sponsor’s discretionary profit-sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants’ nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants and any remainder will be used to reduce the Plan Sponsor’s discretionary profit sharing contribution for the current or subsequent Plan year in which the forfeiture occurs. Forfeitures of $31,116 and $32,367 in 2005 and 2004, respectively, were used to reduce the Plan Sponsor’s discretionary profit-sharing contribution.

Vesting—Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Vesting in the Plan Sponsor’s discretionary profit-sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

Years of Service	Percentage
Less than three	0%
3	20
4	40
5	60
6	80
7 or more	100

Investment Options—Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer match, and discretionary profit-sharing amounts. A participant chooses from a number of different mutual fund options. In addition, participants are able to invest in the stock of the Plan Sponsor.

Loans to Participants—Loans to participants are not permitted under the Plan, and no loans were outstanding at September 30, 2005 and 2004.

Payment of Benefits—Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments. If the value of the participant’s account is $5,000 or less, the Trustee shall distribute the entire vested account to the participant. Amounts payable to such participants at September 30, 2004 were $42,710. No such amounts were payable at September 30, 2005.

Plan Termination—While the Plan Sponsor has not expressed any intent to discontinue the Plan or its contributions thereto, they have the right to do so at any time, subject to the provisions of ERISA. In the event of partial or total termination of the Plan, participants’ account balances become fully vested and the disposition of the net assets must be made for the benefit of the participants or their beneficiaries (see Note 6).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accounting records of the Plan are maintained on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

Investment Valuation—Investments in mutual funds and PICO Holdings, Inc. common stock fund are valued at quoted market prices.

Administrative Expenses—The Plan’s expenses are paid by the Plan Sponsor.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

Investment Risk—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	TAX STATUS

The IRS has determined and informed the Company, by a letter dated September 17, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since the latest determination letter. However, the Plan administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

4.	INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of September 30, 2005 and 2004, consisted of the following:

	2005	2004
PICO Holdings, Inc., common stock	$1,955,972	$975,475

Mutual funds:
MCM Stable Asset Value Fund	1,225,625	1,375,200
Royce Premier Fund	809,679	666,384
American Century Ultra Fund	607,308	555,310
Columbia Intermediate Bond Z	546,114	464,706
During the year ended September 30, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation in fair value of investments whose fair value was determined by quoted market price:
Common stock	$894,125
Mutual funds	497,544

Total	$1,391,669

5.	RELATED-PARTY TRANSACTIONS

Plan investments include common stock of PICO Holdings, Inc. PICO Holdings, Inc. is the Plan Sponsor, Smith Barney Corporate Trust Company is the Plan Custodian, and Citistreet Retirement Services is the record keeper. The Plan Sponsor pays all administrative expenses of the Plan.

6.	CHANGES IN PLAN PARTICIPATION

On March 31, 2003, approximately 51% of Plan participants were terminated from the Plan as a result of PICO Holdings, Inc.’s sale of its subsidiary, Sequoia Insurance Company. Participants’ account balances became fully vested upon termination. As of the end of the 2004 plan year, three Sequoia employees maintain account balances in the Plan. The value of these three accounts as of September 30, 2004, totaled $255,903. As of the end of the 2005 plan year, two Sequoia employees maintain account balances in the Plan. The value of these two accounts as of September 30, 2005, totaled $136,584.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At September 30, 2005 and 2004, the Plan held 55,662 and 51,260 shares, respectively of common stock of PICO Holdings, Inc., the sponsoring employer, with a cost basis of $759,483 and $640,377, respectively. During the year ended September 30, 2005, the Plan recorded dividend income of $115,828 from such shares.

8.	SUBSEQUENT EVENT

Effective October 1, 2005, the Plan year was changed from September 30 to December 31. This change will have no significant effect on the Plan participants or their benefits.
******

SUPPLEMENTAL SCHEDULE

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
FORM 5500—SCHEDULE H, PART IV LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF SEPTEMBER 30, 2005

	Number		Fair
	of		Market
DESCRIPTION	Shares	Cost	Value
INVESTMENTS:
Mutual funds:
ABN AMRO Montag & Caldwell Growth—N Share	6,147	$151,788	$146,918
American Century Ultra Fund	21,014	696,536	607,308
Citi S&P 500 Index Funds	12,127	142,229	152,799
Columbia Intermediate Bond Z	61,087	554,420	546,114
Dreyfus Emerging Markets	14,245	247,261	332,328
Dreyfus Founders Discovery Fund	6,417	214,417	183,452
Dreyfus US Treasury Long	1,266	20,256	20,658
Europacific Growth Fund	11,560	344,435	464,361
Gabelli Growth Fund	4,703	138,596	130,786
Gabelli Global Growth Fund	1,056	19,689	20,829
ING GNMA Income Fund	7,376	64,068	62,329
AIM Global Health Care Fund	9,024	262,406	274,863
MCM Stable Asset Value Fund	85,455	1,152,773	1,225,625
Merril Lynch International Value Fund	1,508	33,050	41,187
Neuberger Berman Focus Trust Fund	8,998	285,577	246,820
Royce Premier Fund	48,542	571,291	809,679
T. Rowe Price International Bond Fund	9,581	97,022	92,652
Washington Mutual Investors	17,044	471,531	526,134

Total mutual funds		5,467,345	5,884,842

*PICO Holdings, Inc., common stock	55,662	759,483	1,955,972

TOTAL		$6,226,828	$7,840,814

*	Party-in-interest.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

/s/ Maxim C. W. Webb
Date: March 31, 2006	Chief Financial Officer and Treasurer

PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST
ANNUAL REPORT ON FORM 11-K
For plan year ended September 30, 2005
INDEX TO THE EXHIBITS

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm